SIGNATURE HOLDINGS CORPORATION

1090 10TH St. N. – Unit 10

St. Petersburg, Florida

February 3, 2025

United States Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re: Signature Holdings Corp.

Amendment No. 1 to Form 10-12G

Filed January 14, 2025

File No. 000-56693

Dear Mr. William Demarest:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Amendment 1 to Form 10-12G

Item 5. Directors and Executive Officers

Additional Information, page 10

1. We note your response to prior comment 4. We note your disclosure that both businesses with which Mr. Aurre was involved previously entered into a change of control. Please discuss any consideration provided in connection with the change of control. Further, with respect to World Wide Yacht Deliveries, please discuss the amount raised in connection with the Reg D offering and the purpose of the offering.

The revisions are on page 10

Mr. Aurre was an officer and director of Atlantica from March of 1998 until his resignation on October of 2002 with a change in control of the company. Neither Mr. Aurre nor the company received any consideration, the change of control occurred by way of a private transaction. There wasn’t a registration statement filed during this time period and he had no further involvement with the company.

Mr. Aurre was an officer and director of World Wide Yacht Deliveries, Inc. from October 1998 until his resignation on October 2001 with a change in control of the company. The change of control occurred by way of a private transaction. Mr. Aurre was not directly involved in that transaction thou he still held 25,000 shares of common stock in the company afterwards. He nor the company received any other consideration related to the private transaction. Signature Holdings Corporation (formerly Reverse Merger, Inc.) was the parent company of World Wide Yacht Deliveries, Inc. On April 1, 1999 Reverse Merger, Inc. declared a stock dividend to its shareholders for its two wholly owned subsidiaries: Gift Box, Inc. and World Wide Yacht Deliveries, Inc. and the company filed a Reg D on April 1, 1999. No additional funds were raised in the offering. There wasn’t a registration statement filed during this time period and he had no further involvement with the Company.

We understand that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Gregory Aurre, III

President